EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the Six Months Ended June 30, 2016

EARNINGS:
Earnings before income taxes	205,487
Fixed charges	95,055
Add: Amortization of capitalized interest	300
Less: Interest capitalized	—
Earnings available for fixed charges (A)	300,842

FIXED CHARGES:
Interest and other financial charges	75,267
Portion of rents representing interest expense	21,788
Total fixed charges (B)	97,055

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	3.12x